Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

January 30, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: David Mathews
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Mr. Mathews:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Bitcoin Trend Strategy ETF (the “Fund”), included in Post-Effective Amendment No. 738 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on September 12, 2023 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 20, 2023, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

GENERAL

1. Comment: Due to the nature of the Fund, please be prepared to delay scheduled effectiveness of the Registration Statement until all issues raised by these comments have been resolved.

Response: The Registrant acknowledges the Staff’s comment and will be prepared to delay effectiveness of the Registration Statement until all issues raised by these comments have been resolved.

2. Comment: Please respond to these comments in writing at least 10 business days prior to filing the 485(b); where a comment asks for revised disclosure and provide a redline of changes Please submit the Registrant’s responses to the Staff’s comments at least ten (10) business days prior to effectiveness of the post-effective amendment to the Registration Statement for the Fund and where a comment requires revised disclosure please provide a redline showing the changes. provide marked changed pages.

Response: The Registrant will file this comment response letter at least ten (10) business days prior to the Amendment’s effective date and provide marked changed pages as requested.

3. Comment: The Staff notes that portions of the Amendment are incomplete. Please confirm that any blanks or bracketed information will be completed in the next post-effective amendment to the Registration Statement.

Response: Confirmed.

4. Comment: Please ensure that the post-effective amendment to be filed under Rule 485(b) of the Securities Act will be filed at least 10 business days’ prior to its effectiveness. In addition, where a comment is made in one location and it applies elsewhere to the disclosure, please make all corresponding changes to the relevant disclosure.

Response: The Registrant acknowledges the Staff’s comment.

5. Comment: Please supplementally indicate when the Fund expects to launch.

Response: The earliest anticipated launch date is expected to be February 29th, 2024.

6. Comment: Please provide the name of the exchange that the Fund expects to be listed on.

Response: The New York Stock Exchange.

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

INVESTMENT OBJECTIVE

7. Comment: Please note that the Staff has concerns with the Fund’s proposed statement of its investment objective and requires it to be revised along with related disclosures throughout the Registration Statement to address the following: (a) the Underlying Index that the Fund intends to track does not appear to be an index product offered by the Index Provider; (b) the Bitcoin Trend Indicator later defined in the disclosure as the trading “Signal” is offered by the Index Provider as an analytical tool that is calculated based on prices calculated by the CoinDesk Bitcoin Price Index. Please revise the Fund’s investment objective and related disclosures to describe an active index that the Fund intends to track with respect to 80% of its assets or restate the investment objective to achieve some other objective through use of the Signal or other investment tool or process.

Response: The Underlying Index is the CoinDesk Bitcoin Trend Indicator Futures Index, which is an index product offered by the Index Provider. The Underlying Index utilizes the Bitcoin Trend Indicator as part of its index methodology.

Please also see the Registrant’s response to Comment #12 below.

FEES AND EXPENSES

8. Comment: With respect to the fee table and expense example, please provide the SEC Staff with a copy of the completed fee table and expense example pre-effectively with the response letter. In addition, please add footnote disclosure that other expenses are estimated for the current fiscal year and calculated as a percentage of Fund net assets. Moreover, please either add a line item to the fee table for “Acquired Fund Fees and Expenses” (“AFFE”) and an explanatory footnote or confirm in correspondence that AFFE will represent less than 0.01% of fund fees and expenses or alternatively that the Adviser is bearing AFFE. Please confirm that there will be no fee waiver, fee reimbursement or recoupment arrangement or if there will be such arrangement, please describe the terms of such arrangement.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Pursuant to the Fund’s Supervision and Administration Agreement, Global X Management Company LLC, rather than the Fund, bears the acquired fund fees and expenses associated with Fund portfolio transactions in affiliated ETFs. In addition, the Adviser does not currently anticipate that the Fund will invest in unaffiliated ETFs.

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.95%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.95%

1Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$97	$303

PRINCIPAL INVESTMENT STRATEGIES

9. Comment: Please confirm in correspondence whether the Fund will seek to leverage returns of Bitcoin futures. For example, please advise whether the Fund will seek to operate as a 1x or 2x leveraged ETF or inverse leveraged ETF.

Response: The Fund will not seek to leverage returns of Bitcoin futures, i.e. it will not operate as a 1x or 2x leveraged ETF or inverse leveraged ETF.

10. Comment: With respect to the Fund’s investment in Bitcoin futures, please discuss in correspondence the anticipated liquidity classification under Rule 22e-4 of the 1940 Act as it relates to the Bitcoin futures contracts. Please describe the Fund’s plan for liquidity management generally including during both normal and reasonably foreseeable stressed conditions.

Response: The Bitcoin Futures which the Fund plans to invest in are cash settled, typically on a t+0 basis and therefore are expected to be classified as "highly liquid". In any event, the futures are expected to go through the same analysis as the rest of the securities within the Trust which are managed by the Adviser.

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

Under current market conditions and at the level at which the Fund is expected to invest, the Fund expects that positions in significant size would to be convertible to cash in three business days or less without the conversion to cash significantly changing the market value of such contracts.

11. Comment: Please explain in correspondence how the Fund will seek to invest directly in constituents of a Bitcoin price related underlying index without investing directly in bitcoin.

Response: The Underlying Index provides exposure to either (A) Bitcoin futures and/or (B) to the Global X 1-3 Month T-Bill ETF. In seeking to track the Underlying Index, the Fund will seek to invest directly in Bitcoin futures and/or the Global X 1-3 Month T-Bill ETF in the same proportion as the Underlying Index.

12. Comment: Please revise the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to clarify that the Bitcoin-related Underlying Index will not have constituent securities.

Response: The Registrant has updated the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund's prospectus as follows:

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests least 80% of its total assets, plus borrowings for investment purposes (if any), in the constituents of the CoinDesk Bitcoin Trend Indicator Futures Index (the "Underlying Index"), and in other securities the Adviser determines have economic characteristics that are substantially identical to the economic characteristics of the constituents that comprise the Underlying Index, such as U.S. listed Bitcoin Futures ETFs. In addition, in seeking to track the Underlying Index, the Fund may invest in debt securities that are not included in the Underlying Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed.

The Underlying Index systematically and dynamically allocates between (i) U.S. exchange-traded bitcoin futures contracts (“Bitcoin Futures”), and (ii) the Global X 1-3 Month T-Bill ETF (the “U.S. Treasury ETF”), a passively managed exchange-traded fund (“ETF”) and affiliate of the Fund. The Underlying Index allocates between these two exposures based on the value of the Bitcoin Trend Indicator (the “Signal”), a dynamic quantitative signal developed and administrated by CoinDesk Indices, Inc. (the “Index Provider”) which aims to detect the presence, direction, and strength of the price trend in bitcoin. The Signal seeks to achieve this using a combination of four exponential moving average calculations,

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

which compute the average price of bitcoin over explicit periods and are then combined into a single value. Based on the average of the four exponential moving average calculations, the Signal will have one of five possible values:

Trend Indicator Value	Indication	Description	Bitcoin Futures Exposure
1	Significant Uptrend	All four inputs have a value of +1	100%
0.5	Uptrend	Three of four inputs have a value of +1, and one input has a value of -1	75%
0	No Trend	Two of four inputs have a value of +1, and two inputs have a value of -1	50%
-0.5	Downtrend	Three of four inputs have a value of -1, and one input has a value of +1	25%
-1	Significant Downtrend	All four inputs have a value of -1	0%

As described in the chart above, at each scheduled rebalance date, the Underlying Index increases its allocation to Bitcoin Futures when the value of the Signal is higher, and decreases its allocation to Bitcoin Futures when the value of the Signal is lower. The Signal relies on a comparison of recent bitcoin prices to older bitcoin prices to gauge the presence, strength and direction of the bitcoin price trend. This approach can present several risks, including but not limited to: (1) a lag in trend identification, (2) frequent reversal of the trend, (3) sensitivity to specific data periods which determine the Signal, (4) market volatility that contributes to more erratic trends and/or (5) a change in the trends that deviates materially from the historical observations used to develop the Signal. Generally speaking, these risks could reduce the effectiveness of the Signal at identifying bitcoin price trends, and may contribute to higher turnover in certain circumstances.

The Underlying Index allocates to Bitcoin Futures in accordance with the methodology of the CoinDesk Bitcoin Futures Excess Return Index (“Bitcoin Futures Sub-Index”). The Bitcoin Futures Sub-Index seeks to measure the performance of the nearest maturing, monthly CME-listed Bitcoin Futures contract, including the “roll yield” that is generated as the Bitcoin Futures Sub-Index transitions (rolls) from the current futures contract to the next. The Bitcoin Futures Sub-Index is a “rolling index” — the roll occurs over a four-day roll period every month, effective prior to the close of trading one week preceding the last trading date of the futures contract. The last trading date of Bitcoin Futures contracts is generally the last Friday of the contract month. The Bitcoin Futures Sub-Index rolls monthly and distributes the weights in equal 25% increments each day over the four-day roll period.

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

The Fund seeks to allocate to Bitcoin Futures and/or the U.S. Treasury ETF in proportion to the Underlying Index.

Investment in an underlying ETF holding U.S. Government securities, cash and cash alternatives may be used to provide most, or even all, of the Fund’s exposure to such instruments, and it is possible that the Fund may or may not invest directly in any U.S. Government securities and cash and cash alternatives. Bitcoin Futures contracts will be standardized, cash-settled Bitcoin Futures contracts traded on commodity exchanges registered with the Commodity Futures Trading Commission (“CFTC”). Currently, such contracts are only traded on, or subject to the rules of, the Chicago Mercantile Exchange (“CME”).

The Fund will invest substantially all of its assets in “long” positions in listed Bitcoin Futures contracts and in U.S. Government securities, cash and cash equivalents, including indirectly by investment in underlying ETFs holding U.S. Government securities, including the U.S. Treasury ETF. To be “long” means to hold or be exposed to a security or instrument with the expectation that its value will increase over time. The Fund will benefit if it has a long position in a security or instrument that increases in value. The Fund seeks to gain exposure to Bitcoin Futures, in whole or in part, through investments in a subsidiary organized in the Cayman Islands, namely the Global X Bitcoin Strategy Subsidiary I (the “Global X Subsidiary”). The Global X Subsidiary is wholly-owned and controlled by the Fund. The Fund’s investment in the Global X Subsidiary may not exceed 25% of the Fund’s total assets at each quarter-end of the Fund’s fiscal year. The Fund’s investment in the Global X Subsidiary is intended to provide the Fund with exposure to Bitcoin Futures while enabling the Fund to satisfy source-of-income requirements that apply to regulated investment companies (“RICs”) under the Internal Revenue Code of 1986, as amended (the “Code”). The Fund will allocate to Bitcoin Futures in proportion to the value of the Signal and rebalance dynamically in alignment with the Underlying Index. Except as noted, references to the investment strategies and risks of the Fund include the investment strategies and risks of the Global X Subsidiary.

Bitcoin is a digital asset of which the ownership and behavior are determined by participants in an online, peer-to-peer network that connects computers that run publicly accessible, or “open source,” software that follows an agreed upon set of rules and procedures. This network is referred to as the "Bitcoin network," and the rules and procedures governing the Bitcoin network are commonly referred to as the "Bitcoin protocol." The value of bitcoin, like the value of other digital assets, is not backed by any government, corporation or other identified body. Ownership and the ability to transfer or take other actions with respect to bitcoin is protected through the Bitcoin protocol, which allows bitcoin to be sent to a publicly available address that is generated from a private numerical key, but which prevents anyone other than the holder of such private numerical key from accessing the bitcoin associated with the publicly available address. The supply of bitcoin is constrained or formulated by its protocol instead of being explicitly delegated to an identified body (e.g., a central bank or corporate treasury) to control. No single entity

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

owns or operates the Bitcoin network, the infrastructure of which is collectively maintained by (1) a decentralized group of participants who run computer software that results in the recording and validation of transactions (commonly referred to as “miners”), (2) developers who propose improvements to the Bitcoin protocol and the software that enforces the protocol and (3) users who choose what Bitcoin software to run. Bitcoin was released in 2009 and, as a result, there is little data on its long-term investment potential. Bitcoin is not backed by a government-issued legal tender. Bitcoin is “stored” or reflected on a blockchain. A blockchain is a distributed, digital ledger that records and stores transaction data of digital assets in units called “blocks.” The Fund will not invest in bitcoin directly.

The Fund is classified as "non-diversified," which means it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund. The Fund concentrates its investments (i.e., holds 25% or more of its total assets) in Bitcoin Futures and/or the U.S. Treasury ETF in approximately the same extent as the Underlying Index is concentrated. As of December 31, 2023, the Underlying Index has significant exposure to Bitcoin Futures.

13. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide examples of other investments that the Adviser determines have “economic characteristics that are substantially identical to the economic characteristics of constituent securities that comprise the Underlying Index.”

Response: Please see the Registrant’s response to Comment #12 above.

14. Comment: With respect to the first sentence in the second paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please delete references to the Canadian exchange-traded Bitcoin futures contracts.

Response: Please see the Registrant’s response to Comment #12 above.

15. Comment: With respect to the last two sentences in the second paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, within the Item 9 strategy and risk disclosures, please clarify the following:
(a) what is meant by detecting the presence, direction and strength of the price trend in Bitcoin and please describe metrics or factors used by the Signal to detect these items;

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

(b) disclose any risks or challenges related to using an Underlying Index whose composition is based on a comparison of recent prices and older prices as opposed to other factors that might be used to gauge the strength of the price trend;

(c) describe issues, if any, that may impact the Signal’s usefulness arising from Signal lag times, or changes in the Signal due to economic events or other forces

Response: Please see the Registrant’s response to Comment #12 above.

16. Comment: With respect to the disclosure on page two of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please include disclosure regarding the extent to which the Fund’s Adviser may exercise discretion to deviate from allocation signals provided by the trading signal and/or the Underlying Index.

Response: The Adviser does not intend to deviate from allocation signals provided by the trading signal and/or Underlying Index.

17. Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify in the disclosure what allocation “in proportion to the value of the Signal and rebalance dynamically in alignment with the Underlying Index” means.

Response: Please see the Registrant’s response to Comment #12 above.

18. Comment: In correspondence, please confirm whether the Fund has lined up any futures commission merchants (“FCMs”) and please identify them.

Response: The Fund has engaged Macquarie as the futures commission merchant (FCM) for the Fund.

19. Comment: In correspondence, please describe how the Fund will value its Bitcoin futures positions if the Chicago Mercantile Exchange (“CME”) halts trading of Bitcoin futures due to price limits or otherwise.

Response: If the CME halts trading in Bitcoin Futures, the Registrant’s Valuation Committee will determine the fair value of the Bitcoin Futures held by the Fund, in whole or in part, based on the cash market in bitcoin.

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

20. Comment: The Staff notes the disclosure included on page 12 of the Fund’s Prospectus regarding the rolling of Bitcoin futures. Please explain in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” the Fund’s strategy with respect to the rolling of Bitcoin futures contracts including the contract month that the Fund plans to invest in and how and when the Fund expects to roll the contracts. If the Fund is unable to provide such disclosure please explain why.

Response: Please see the Registrant’s response to Comment #12 above.

21. Comment: With respect to the third paragraph on page 2 in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, with respect to the reference to the Global X Subsidiary, please address the following comments:
(a) Please disclose that the Fund complies with Sections 8, 15, 17 and 18 of the 1940 Act on an aggregate basis with the Global X Subsidiary.

Response: The Registrant believes the disclosure in the Fund’s prospectus sufficiently describes the risks related to the Fund’s use of the Global X Subsidiary and respectfully declines to revise the disclosure, because as noted in General Instruction C.1(c) of Form N-1A, the disclosure in the Prospectus should avoid “simply restating legal or regulatory requirements to which Funds generally are subject.” The Registrant supplementally confirms that the Fund complies with Sections 8, 15, 17 and 18 of the 1940 Act on an aggregate basis with the Global X Subsidiary.

(b) Explain in correspondence whether the financial statements of the Global X Subsidiary will be consolidated with those of the Fund. If not, please explain why not. Confirm that the Global Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The financial statements of the Global X Subsidiary will be consolidated with those of the Fund. The Global X Subsidiary does not have a management fee, therefore nothing will be included in the Fund’s fee table.

(c) Confirm in correspondence that the Global X Subsidiary will agree to inspection by the Staff of the Global Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder. Confirm that the Global X Subsidiary will agree to designate an agent for service of process in the United States.

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

Response: The Registrant confirms that the Global X Subsidiary and its Board of Directors will agree to inspection of the Global X Subsidiary's books and records by the Staff, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

22. Comment: With respect to the third paragraph on page 2 of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please confirm in correspondence whether entry into reverse repurchase agreements or other similar financial transactions for investment or tax purposes will be material to achieving the Fund’s principal investment strategy. If so, please elevate the disclosure regarding such investments from the Fund’s SAI to the Fund’s Prospectus.

Response: Entry into reverse repurchase agreements or other similar financial transactions for investment or tax purposes will not be material to achieving the Fund’s principal investment strategy.

23. Comment: With respect to the third paragraph on page 2 of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please do not refer to Bitcoin or similar crypto assets as cryptocurrencies or digital currencies because they are not presently widely accepted as a medium of exchange. In addition, please add to the disclosure a description of applications and use cases that the bitcoin and blockchain and bitcoin itself have been designed to support.

Response: Please see the Registrant’s response to Comment #12 above.

24. Comment: With respect to the last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please revise second sentence to state that the Fund concentrates its investments in instruments that provide exposure to bitcoin and/or Bitcoin futures.

Response: Please see the Registrant’s response to Comment #12 above.

SUMMARY OF PRINCIPAL RISKS

25. Comment: With respect to the risk factor titled “Bitcoin Risk”, please add the following disclosures:
(a) that risks or challenges posed by the emergence of other public blockchains similarly designed to serve as alternative payment services such as those focused on privacy for the use of zero knowledge cryptography, and explain the potential impact in the demand for and value of bitcoin and hence the value of Bitcoin futures and the value of an investment in the Fund; (b) disclose common impediments or disadvantages to adopting the bitcoin blockchain as a payment network including slowness of transaction processing and variability of transaction fees and volatility of bitcoin’s price; the risks and challenges

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

posed to bitcoin by substantial past and future dependence on “layer 2” solutions or further development and use of the blockchain or bitcoin’s intended purposes and include a brief description of layer 2 networks.

Response: The section of the Fund’s prospectus titled “Bitcoin Risk” has been updated as follows:
Bitcoin Risk: Bitcoin is a relatively new asset with a limited history. It is subject to unique and substantial risks, and historically has been a highly speculative asset and has experienced significant price volatility. While the Fund will not invest directly in bitcoin, the value of the Fund’s investments in Bitcoin Futures and bitcoin futures funds is subject to fluctuations in the value of the bitcoin, which may be highly volatile.

The value of bitcoin is determined by supply and demand in the global market, which consists primarily of transactions of crypto asset trading platforms (“Crypto Trading Platforms”). Pricing on Crypto Trading Platforms and/or other venues could drop precipitously for a variety of reasons, including, but not limited to, regulatory changes, a crisis of confidence, a flaw or operational issue in the bitcoin network, or users preferring competing digital assets. The further development of bitcoin as an asset and the growing acceptance and use of bitcoin in the marketplace are subject to a variety of factors that are difficult to evaluate. Currently, there is relatively limited use of bitcoin in the retail and commercial marketplace, which contributes to price volatility. A lack of expansion, or a contraction in the use of bitcoin, may result in increased volatility in its value. Legal or regulatory changes may negatively impact the operation of bitcoin’s network or protocols or restrict the ability to use bitcoin. Additionally, bitcoin transactions are irrevocable and stolen or incorrectly transferred bitcoin may be irretrievable. The realization of any of these risks could result in a decline in the acceptance of bitcoin and consequently a reduction in the value of bitcoin, Bitcoin Futures, and the Fund.

Bitcoin also is subject to the risk of fraud, theft and manipulation, as well as security failures and operational or other problems that impact bitcoin trading venues. Unlike the exchanges utilized by traditional assets, such as equity and bond securities, Crypto Trading Platforms are largely unregulated. As a result, individuals or groups may engage in fraud and investors in bitcoin may be more exposed to the risk of theft and market manipulation than when investing in more traditional asset classes. Investors in bitcoin may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses, which could ultimately impact bitcoin utilization, the price of bitcoin and the value of Fund investments with indirect exposure to bitcoin. Additionally, if one or a coordinated group of miners were to gain control of 51% of the Bitcoin Network, they would have the ability to manipulate transactions, halt payments and fraudulently obtain bitcoin. A significant portion of bitcoin is held by a small number of holders, who may have the ability to manipulate the price of bitcoin. In addition, Crypto Trading Platforms are subject to the risk of cybersecurity threats and in the past have been breached, resulting in the theft and/or loss of digital assets, including bitcoin. A risk also exists with respect to

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

malicious actors or previously unknown vulnerabilities in the network or its protocols, which may adversely affect the value of bitcoin. The price of bitcoin may be impacted by market fragmentation. Fragmentation in the bitcoin market can lead to price discrepancies between different Crypto Trading Platforms. Traders seeking to exploit such price differences through arbitrage may influence the short-term price of bitcoin.
Additionally, bitcoin price volatility may arise from the announcement of regulations and/or regulatory action. Changes in investor sentiment as a result of regulatory uncertainty may lead to sell-offs and negatively impact the price of bitcoin, Bitcoin Futures, and the Fund.

Additionally, the emergence of other public blockchains that seek to serve as alternative payment services can serve as a threat to bitcoin. For example, some competitors utilize zero- knowledge cryptography to enhance privacy and security of their blockchains. Zero-knowledge cryptography is a protocol that allows one party (the prover) to prove to another party (the verifier) that they know a piece of information without revealing contents of that information. Such advancements in privacy and security from competitors could serve as a threat to the dominance of bitcoin.

Bitcoin also faces significant scaling obstacles that can lead to high fees or slow transaction settlement times. As the use of digital asset networks increases without a corresponding increase in throughput of the networks, average fees and settlement times can increase significantly. Bitcoin’s network has been, at times, at capacity, which has led to increased transaction fees. Increased fees and decreased settlement speeds could preclude certain use cases for bitcoin (e.g., micropayments), and could reduce demand for and the price of bitcoin, which could adversely impact the Fund’s indirect bitcoin exposure. There is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of transactions in bitcoin will be effective, or how long these mechanisms will take to become effective, which could adversely impact the Fund’s indirect bitcoin exposure.

There are also challenges associated with Bitcoin’s substantial past and future dependence on “layer 2” solutions. “Layer 2” solutions are protocols that act on top of layer 1 blockchains (i.e., Bitcoin). Although such protocols provide many advantages to the blockchain, they also introduce additional risks, including but not limited to centralization risk, security risk, interoperability risk, trust risk, and regulatory risk.

•Centralization Risk: Layer 2 solutions can introduce centralization risk to the blockchain if a significant portion of the network of the layer 2 is controlled by certain entities.
•Security Risk: Layer 2 solutions introduce new attack vectors, that expose more vulnerabilities that could lead to a security breach.
•Interoperability Risk: Layer 2 solutions may not be compatible with each other. This can create fragmentation within the bitcoin ecosystem.

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

•Trust Risk: Layer 2 solutions often require the trust of third-party operators/providers. This challenges the “trustless” nature of blockchain.
•Regulatory Risk: Regulators could impose rules pertaining to layer 2 solutions that could decrease the advantages they provide to the bitcoin ecosystem.

The price of bitcoin may be impacted by speculative and/or unexpected events. Due to the nascent nature of the asset class, these events may be precipitated by a small number of influential individuals or companies. Such individuals and companies can negatively impact the price of bitcoin even though they are not related to the security or utility of the blockchain. The price of bitcoin has experienced increased volatility resulting from the statements and actions of individuals in the bitcoin and broader technology community. Filings by companies and social media statements by prominent individuals have in the past and may in the future have an outsized impact on the price of bitcoin relative to fundamental value considerations. To the extent that the actions of one or more companies or individuals leads to an increase in the price of bitcoin, a reversal of such position by the company or individual may have a sharp, negative impact on the price of bitcoin, Bitcoin Futures, and the Fund.

For more detailed information on the risks related to bitcoin, see “A Further Discussion of Principal Risks – Bitcoin Risk”.

The Fund will not invest in bitcoin directly.

26. Comment: With respect to the risk factor titled “Bitcoin Risk”, please disclose in bold face type and separately that the Fund will not invest in bitcoin directly.

Response: Please see the Registrant’s response to Comment #25 above.

27. Comment: Please add disclosure of the risk associated with concentrating more than 25% of the Fund’s total assets in investments that provide exposure to bitcoin and/or Bitcoin Futures.

Response: The Registrant has revised the following Focus Risk to its “Summary of Principal Risks” section of the Prospectus:

Focus Risk: Because of the Fund at times may focus its investments in Bitcoin Futures, the Fund may be susceptible to an increased risk of loss, including losses due to events that adversely affect the Fund’s investments more than the market as a whole, to the extent that the Fund's investments are focused in the securities of a particular issuer or issuers within the same geographic region, market, industry, group of industries, sector or asset class.

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

28. Comment: With respect to the risk factor titled “Asset Class Risk – Bitcoin Futures Risk”, please revise the disclosure in the second paragraph throughout to not refer to markets on which bitcoin trades as exchanges but rather as crypto asset trading platforms or similar terms that do not suggest that they are exchanges within the meaning of Section 6 of the Securities Exchange Act of 1934 (the “Exchange Act”) and clarify that these markets also facilitate trading in other crypto assets.

Response: The requested change has been made.

29. Comment: With respect to the risk factor titled “Asset Class Risk – Derivatives Risk”, in correspondence please outline the Fund’s plans for compliance with Rule 18f-4 of the 1940 Act including a brief overview of key elements of the expected derivatives risk management program and anticipated use of a relative VaR or absolute VaR test. If using relative VaR, please identify the anticipated designated index.

Response: The Fund has adopted and implemented a written derivatives risk management program, which shall include policies and procedures reasonably designed to manage the Fund's derivatives risks as required by Rule 18f-4. The program is administered and overseen by the derivatives risk manager. The program will identify and provide an assessment of the Fund's derivatives usage and risks as they pertain to Bitcoin Futures. The program will provide risk guidelines that, among other things, consider and provide for (1) limits on the Fund's futures exposure; (2) monitoring and assessment of the Fund's exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund's counterparties and FCMs; and (4) monitoring of margin requirements, position limits and position accountability levels. The Registrant notes that the Fund will use the relative VaR test and its designated reference portfolio will be its underlying index.

30. Comment: With respect to the risk factor titled “Asset Class Risk – Bitcoin Risk”, please also discuss in the principal risk disclosure the exposure of bitcoin to instability and other speculative parts of the blockchain crypto industry such as an event not necessarily related to the security or utility of bitcoin but that nonetheless may precipitate a significant decline in the price of bitcoin.

Response: Please see the Registrant’s response to Comment #25 above.

31. Comment: With respect to the risk factor titled “Asset Class Risk – Bitcoin Risk”, please remove the reference to bitcoin funds in this disclosure and also in the risk factor titled “Valuation Risk” or, if retained, please clarify throughout that investments in such bitcoin funds will be limited to only those that

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

are investment companies registered under the 1940 Act or operating companies whose securities are registered under the Exchange Act and publicly traded.

Response: Please see the Registrant’s response to Comment #25 above.

The section of the Fund’s prospectus titled “Valuation Risk” has been updated as follows:

Valuation Risk: The sales price the Fund could receive for any particular portfolio investment may differ from the Fund’s valuation of the investment, particularly for securities or other investments, such as Bitcoin Futures, that trade in thin or volatile markets or that are valued using a fair value methodology. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. The Fund’s ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third-party service providers. Additionally, shares that trade at a premium mean that an investor who purchases $1 of a portfolio will actually own less than $1 in assets.

32. Comment: With respect to the risk factor titled “Asset Class Risk – Bitcoin Risk”, please expand the third paragraph to address the risk related to fragmentation and regulatory non-compliance of spot markets for crypto assets.

Response: Please see the Registrant’s response to Comment #25 above.

33. Comment: With respect to the risk factor titled “Asset Class Risk – ETF Investment Risk”, in correspondence please provide the Staff with information about fund discussions with potential authorized participants (“APs”), including the number of APs or other firms that have expressed legitimate interest or intent to act as an AP for the Fund and the identities of any such potential APs.

Response: The Adviser is in discussions on behalf of the Fund with potential Authorized Participants but respectfully declines to identify them in this correspondence.

34. Comment: In correspondence, please describe any discussions the Adviser has had with APs and market makers regarding their ability to arbitrage the Fund’s holdings so as to keep the Fund’s market price in line with its NAV. In addition, please discuss the types of instruments APs plan on using to arbitrage and whether there will be any impact due to a broker-dealer’s inability to custody physical bitcoin.

Response: The Adviser is in the process of engaging APs and market makers regarding their ability to arbitrage the Fund’s holdings. However, the Adviser notes that it currently manages the Global X

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

Blockchain & Bitcoin Strategy ETF (BITS) and has engaged APs and market makers on this question. Similar to the Fund, BITS allocates between Bitcoin futures and a U.S. listed ETF. Based on its experience managing BITS and discussions with APs and market makers, the Adviser is confident that these market participants will be able to effectively hedge the Fund using futures and ETFs. During U.S. trading hours, market participants would have access to both of the underlying holdings of the Fund (Bitcoin Futures and/or shares of the Global X 1-3 Month T-Bill ETF), such that they are able to effectively hedge exposure to the Fund. The Adviser does not expect any impact due to a broker-dealer’s inability to custody physical bitcoin.

35. Comment: With respect to the risk factor titled “Risks Associated with Exchange-Traded Funds – Listing Standards Risk”, in correspondence please explain whether there are any unique considerations or rules from the exchange on which the Fund plans to list that will impact the Fund’s ability to pursue its strategy, interact with APs or otherwise impact fund operations.

Response: The Registrant does not believe that there are any unique considerations or rules from the exchange on which the Fund plans to list that will impact the Fund’s ability to pursue its strategy, interact with APs, or otherwise impact fund operations. In its role as the Adviser to the Global X Blockchain & Bitcoin Strategy ETF, an actively managed ETF which also invests in Bitcoin Futures, the Registrant has not experienced any issues of this nature since this Fund’s inception in November 2021.

36. Comment: With respect to the risk factor titled “Risks Associated with Exchange-Traded Funds – Large Shareholder Risk”, in correspondence please advise if the Fund anticipates any large shareholder investing in the Fund and the relationship or affiliation of such shareholders with the Fund or the Adviser, if applicable.

Response: The Registrant does not currently anticipate any large shareholder investing in the Fund.

37. Comment: With respect to the risk factor titled “Tax Risk”, please also briefly refer to the tax diversification requirements for regulated investment companies and the risks related to the size of the Fund’s investment in the Global X Subsidiary exceeding 25% of total assets.

Response: The risk factor titled "Tax Risk" has been revised as follows:

Tax Risk: The Fund expects to obtain exposure to bitcoin by purchasing listed futures contracts. The Fund intends to invest in such contracts, in whole or in part, indirectly through the Global X Subsidiary. In order for the Fund to qualify as a RIC, the Fund must, amongst other requirements detailed in the SAI, derive at least 90% of its gross income each taxable year from qualifying income. Income from listed Bitcoin Futures contracts in which the Fund invests directly may not be considered qualifying income.

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

The Fund will seek to limit such income so as to qualify as a RIC. In addition, the Fund will seek to ensure that the Global X Subsidiary will not exceed 25% of the Fund’s total assets at each quarter-end of the Fund’s fiscal year. The Fund’s investment in the Global X Subsidiary is intended to provide the Fund with exposure to Bitcoin Futures while enabling the Fund to satisfy source-of-income requirements that apply to regulated investment companies (“RICs”) under the Internal Revenue Code of 1986. Failure to comply with the requirements for qualification as a RIC would have significant negative tax consequences to Fund shareholders.

38. Comment: With respect to the discussion of FCMs on page 11 of the Fund’s Prospectus, please also address the risks associated with the CME’s imposition of limits and other accountability requirements related to Bitcoin futures.

Response: The second paragraph of the section of the Fund’s prospectus titled “Bitcoin Futures” has been updated to the following:

The Fund generally deposits cash (also known as “margin”) with a futures commission merchant (“FCM”) for its open positions in futures contracts. The margin requirements or position limits may be based on the notional exposure of the futures contracts or the number of futures contracts purchased. The FCM, in turn, generally transfers such deposits to the clearing house to protect the clearing house against non-payment by the Fund. “Variation Margin” is the amount of cash that each party agrees to pay to or receive from the other to reflect the daily fluctuation in the value of the futures contract. The clearing house becomes substituted for each counterparty to a futures contract and, in effect, guarantees performance. In addition, the FCM may require the Fund to deposit additional margin collateral in excess of the clearing house’s requirements for the FCM’s own protection. Margin requirements for CME Bitcoin Futures are substantially higher than margin requirements for many other types of futures contracts. Margin requirements are subject to change and may be raised in the future by the exchanges and the FCMs. High margin requirements could constrain the Fund’s ability to obtain exposure to Bitcoin Futures. Further, FCMs utilized by the Funds may impose limits on the amount of exposure to futures contracts the Fund can obtain through such FCMs, which may also constrain the Fund’s ability to obtain exposure to Bitcoin Futures. Position limits may also constrain the Fund’s ability to obtain Bitcoin Futures exposure. If the Fund is limited in its ability to obtain exposure to Bitcoin Futures directly, it could seek to obtain indirect exposure by investing in Bitcoin futures ETFs, which could result in tracking error relative to the Underlying Index.

39. Comment: With respect to the discussion on page 12 of the Fund’s Prospectus, please disclose whether the Fund intends to trade CME micro Bitcoin futures and if so, please include such details as part of the strategy description in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”. In addition, please define and explain “Constituent Exchanges”.

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

Response: The third paragraph of the section of the Fund’s prospectus titled “Bitcoin Futures” has been updated to the following:

CME Bitcoin Futures commenced trading on the CME Globex electronic trading platform on December 17, 2017 under the ticker symbol “BTC”. CME Micro Bitcoin Futures commenced trading on the CME Globex electronic trading platform on May 3, 2021 under the ticker symbol “MBT“. CME Bitcoin Futures and CME Micro Bitcoin Futures are cash-settled in U.S. dollars, based on the CME CF Bitcoin Reference Rate (“BRR”). CME Bitcoin Futures provide exposure to five bitcoin per contract, while CME Micro Bitcoin Futures provide exposure to 1/10th of one bitcoin per contract. The Fund intends to obtain Bitcoin futures exposure using CME Bitcoin Futures contracts, in line with the Underlying Index. However, the Fund may also obtain Bitcoin futures exposure using CME Micro Bitcoin Futures if it may help the Fund to more closely track the Underlying Index. The BRR is a volume-weighted composite of U.S. dollar-bitcoin trading activity on the Constituent Exchanges. The Constituent Exchanges are selected by CF Benchmarks based on the Constituent Exchange Criteria. The Constituent Exchange Criteria requires each Constituent Exchange to implement policies and procedures to ensure fair and transparent market conditions and to identify and impede illegal, unfair or manipulative trading practices. Additionally, each Constituent Exchange must comply with, among other things, capital market regulations, money transmission regulations, client money custody regulations, know-you-client regulations and anti-money laundering regulations. Each Constituent Exchange is reviewed annually by an oversight committee established by CF Benchmarks to confirm that the Constituent Exchange continues to meet all criteria. CF Benchmarks and the BRR are subject to United Kingdom Financial Conduct Authority Regulation. Crypto asset trading platforms that serve as a pricing source for calculation of the BRR used in valuing Fund assets are, or may become, subject to enforcement actions by regulatory authorities which could have a material adverse impact on Fund investments and the Fund’s ability to implement its strategy.

40. Comment: With respect to the discussion on page 12 of the Fund’s Prospectus with respect to the CF Benchmarks and the BRR, please disclose that crypto asset trading platforms that serve as a pricing source for calculation of the bitcoin reference rate used in valuing Fund assets are or may become subject to enforcement actions by regulatory authorities which could have a material adverse impact on Fund investments and the Fund’ ability to implement its strategy.

Response: Please see the Registrant’s response to Comment #39 above.

INFORMATION REGARDING THE INDEX AND THE INDEX PROVIDER

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

41. Comment: With respect to the section of the Fund’s Prospectus titled “INFORMATION REGARDING THE INDEX AND THE INDEX PROVIDER - Disclaimers” in correspondence please advise whether the licensing agreement for the data will be considered a material contract and, if so, please include it as an exhibit to Form N-1A.

Response: The licensing agreement for the index’s data is between the index provider and the Adviser. The Adviser sub-licenses the index’s data to the Fund. The sub-license agreement between the Adviser and the Fund is a material contract and will be included as an exhibit to Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

42. Comment: With respect to the section of the Fund’s SAI titled “GENERAL DESCRIPTION O FTEH TRUST AND FUND”, the Staff notes that the investment objective of the Fund seems to differ from the statement of the Fund’s investment objective in the Fund’s Prospectus. Please review and conform throughout the Registration Statement.

Response: The description of the Fund’s investment objective in the SAI section titled “GENERAL DESCRIPTION OF THE TRUST AND FUND” has been revised to match the description in the prospectus.

43. Comment: With respect to the section of the Fund’s SAI titled “PURCHASE AND REDEMPTION OF CREATION UNITS”, please revise the disclosure regarding creations and redemptions to be consistent with statements in the Fund’s Prospectus that the Fund intends to effect a significant portion of creation and/or redemptions in cash rather than in-kind.

Response: The requested change has been made.

44. Comment: With respect to the section of the Fund’s SAI titled “CODE OF ETHICS”, please include in the disclosure a discussion of how the code of ethics applies to transactions in bitcoin and Bitcoin futures and whether pre-clearance is required.

Response: The Trust confirms that the Trust's Code of Ethics applies to transactions in Bitcoin Futures. These transactions of Access Persons are monitored for compliance with applicable requirements and restrictions but are not subject to pre-clearance.

However, bitcoins themselves are currently being viewed as a currency for these purposes and thus do not require preclearance. However, while neither preclearance nor reporting of positions in crypto assets is

U.S. Securities and Exchange Commission
Attention: David Mathews
January 30, 2024

currently required for Access Persons, all Access Persons will be required to certify, on a periodic basis, that they have not had any Material Non-Public Information with respect to cryptocurrencies.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.